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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934



Date of Report (Date of earliest event reported):           April 30, 2000
                                                           ----------------

                         VERONEX TECHNOLOGIES, INC.
                        ---------------------------
           (Exact name of registrant as specified in its charter)


 British Columbia, Canada            #0-13967                95-4235375
----------------------------       --------------       -------------------
(State of other jurisdiction       (Commission          (IRS Employer
 of incorporation)                  File Number)       Identification No.)

#1505 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
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     (Address of principal executive offices)                    (Zip Code)


Registrant's telephone number, including area code:         (604) 647-2225
                                                            ---------------

                                    N/A
      ----------------------------------------------------------------
      (Former name or former address, if changed since last report)


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          Item 1 -  Changes in Control of Registrant
------------------------------------------
N/A.

Item 2 - Acquisition or Disposition of Assets
---------------------------------------------
N/A.

Item 3 - Bankruptcy or Receivership
-----------------------------------
N/A.


Item 4 - Changes in Registrant's Certifying Accountant
------------------------------------------------------

At the Company's annual general meeting held September 21, 1998, the firm of Schvaneveldt and Company, Certified Public Accountants, of Salt Lake City, Utah, were appointed auditors for the Company. Subsequent to that meeting, it came to the Company's attention that the Company was in contravention of Section 180 of the Company Act which requires that all British Columbia reporting companies appoint an auditor which is "...a member, or a partnership whose partners are members, in good standing of the Canadian Institute of Chartered Accountants, or the Certified General Accountants Association of British Columbia, ...". Because Schvaneveldt and Company, Certified Public Accountants, does not meet the above criteria, the Company was required to appoint a Canadian auditor in its place.

Under most circumstances, when a reporting company changes its auditor, it is also required to meet the requirements of National Policy Statement No. 31 (Change of Auditor of a Reporting Issuer) which places additional obligations upon a company. In this instance, however, the Company is exempt from these requirements because the change of auditor is necessitated solely by the Company Act and for no other reason.

As a result of the above, Elliott Tulk Pryce Anderson, Chartered Accountants, of Vancouver, British Columbia, Canada, were appointed as auditor for the Company at the Company's Annual General Meeting held October 21, 1999, to hold office until the next annual general meeting of the Company, at a remuneration to be fixed by the Board of Directors. Schvaneveldt and Company, Certified Public Accountants, will continue to act as U.S. auditors. There are no disputes between Schvaneveldt & Company and Veronex Technologies, Inc.


Item 5 - Other Events
---------------------

N/A.


Item 6 - Resignations of Registrant's Directors
-----------------------------------------------

Thomas J. Price resigned from the Company's Board of Directors and as President and Chief Operating Officer due to personal reasons on September 29, 1999. Mr. David A. Hite has been appointed President to fill the vacancy created by this resignation. Mr. Hite currently acts as Chief Executive Officer, Chief Financial Officer and a Director of the Company.

Item 7 - Financial Statements and Exhibits
------------------------------------------

Consent Letter from Schvaneveldt & Company.   See Exhibit 23 Attached.



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                                 SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VERONEX TECHNOLOGIES, INC.



Date: April 24, 2000                 /S/ David A. Hite
                                     -----------------------------
                                     David A. Hite
                                     Chief Executive Officer




Date: April 24, 2000                 /S/ Gerald D. Lamont
                                     -----------------------------
                                     Gerald D. Lamont
                                     Chief Accounting Officer


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